Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

Article featuring an interview with Mike With, Chief Executive Officer of Chevron Corporation, published by Energy Intelligence on April 19, 2019, available on Vol. 58, No. 16, upon subscription.

CEO Wirth: Anadarko Buy Targets Better, Not Bigger, Chevron
Chevron’s $50 billion acquisition of US-based Anadarko Petroleum is making the industry sit up and take notice. The blockbuster takeover is among the largest inked since the megamerger era created the Western majors as they’re known today. A combined Chevron-Anadarko will produce more than every major save for Exxon Mobil — although growth itself is not the motivation for the deal. The move came as a shock since the San Ramon, California-based firm has done little in the way of acquisitions since oil prices first collapsed in late 2014. But CEO Mike Wirth tells Energy Intelligence that the deal augments Chevron’s strategy to date, rather than marks a change in direction.
Q: In a nutshell, what is Chevron’s corporate strategy, and has it changed at all with this acquisition?

A: Nothing has changed with this merger. Our financial priorities remain unchanged, which is sustain and grow the dividend, rein- vest in the business to grow future cash flow, maintain a strong balance sheet and return cash to shareholders — in that order. We’ve got a commitment to pursue industry-leading returns across a diverse set of asset classes. This [acquisition] adds depth in three important asset classes: unconventionals, deepwater and LNG. It further increases our exposure and capital allocation to short-cycle, higher-return investments with low execution risk. And it is consistent with our goals to high-grade our portfolio. [...] In addition to acquiring assets through this transaction, we’ve laid out a $15 billion-$20 billion asset sales target, which is reflective of the fact that we are adding high-quality investment opportunities, and we will move some assets out of our portfolio that are less able to compete for capital internally. So it is entirely consistent with our strategies and the guidance that we have consistently laid out here for years.

Q: But those goals are the same ones you flagged during your investor day last month, and you said then that you could meet them without a large acquisition. So what changed?

A: It’s really not about being bigger, it’s about being better. [Anadarko’s] got great assets, they’ve got great people, and we think there is a great opportunity to combine these and accelerate value that would have been difficult on a standalone basis, per- haps, for Anadarko to accelerate. We can reduce risk with our stronger balance sheet and our proven factory production capabilities in the unconventionals, the combined company’s deepwater expertise and our LNG expertise. So we look at it as something that takes a good story and makes it even better.

Q: When announcing the takeover, you said “the time is right” for this deal. What makes it so? What factors are favorable today that might not have been there in, say, six months?

A: The time is right in terms of our own financial strength and position. It was right in terms of where we are in proving up our factory capabilities and operating model in the unconventionals. It’s right in that we’ve completed our LNG projects in Australia and have those on line and reliably producing cash, so we have the capacity to add resource and high-grade opportunities. And from a valuation standpoint, there was a space that exists today that didn’t exist previously to contemplate a deal. I think given our circumstances and Anadarko’s circumstances, the management and boards of both companies saw this as the right time to  move to make both companies stronger and deliver more value out of both companies’ assets than either one would deliver on a stand-alone basis.

Q: During your recent investor day, you said that Chevron didn’t need to ramp up in the US Permian tight oil play, that 20 rigs was the right pace. So what does the Permian look like post-merger and how much activity do you need on the Anadarko acreage to meet your goals for the asset and combined company?

A: I’ll repeat what I said earlier, but this isn’t about making the Permian bigger, it’s about making it better. So this is acreage that is highly complementary to our existing acreage in the Delaware Basin [in the western Permian]. It abuts to, and is contiguous with, significant acreage that we have. It is in the core of the core and we already have mineral interests on some of this acreage as well, so there is an alignment of both working interests and mineral interests that comes with this. So it allows us to bring all of those things together, and out of a static development plan — that is, if you were to take our 20-rig development level and Anadarko’s [current 11] level of rigs — I think we can deliver more value out of the same rig fleet.
I also think we can set the performance bar higher and perhaps accelerate activity as we put together a new development plan for the combined acreage. That is still work that will be done. So we are satisfied with the 20 rigs we have now. In fact, we have held at that level to ensure that we have not compromised anything in terms of site-level performance as we’ve grown that rig fleet. But the intent has always been to look at opportunities to further increase activity levels if it’s economic and we believe we can execute it.

Q: You’re adding a lot of shale resources at a time when there have been mounting questions about the performance and durability of shale. What gives you confidence in the long- term performance of this asset class, and is that your pitch to investors — that you are the shale-levered supermajor?

A: I’ll start on parent-child [interference between initial wells drilled in a section and subsequent wells]. We’ve not seen significant parent-child issues in our activity. We’ve been very mindful of well spacing from the beginning. We’ve developed our acre- age with an eye toward returns and ultimate recovery of resource, and that’s a different model than some others have taken, where initial production rates and rapid growth seem to be more of a priority. So we’ve always taken a long view on optimizing the financial performance of the Permian. I would say that is a sharp point of differentiation.

The second thing is, we’ve got decades of experience in factory drilling in Indonesia, in Thailand, in the San Joaquin Valley in California. So we understand what it looks like to drill hundreds of wells a year, year after year, decade after decade, and how to optimize every element of the supply chain and performance culture associated with that kind of a development. And we have great confidence that technology and improved practices continue to unlock more hydrocarbons from currently producing benches and that they are likely to make additional benches in the Permian economic over time — particularly as we have surface infrastructure built out and simply have to come back and drill additional wells to keep [that] infrastructure full. So we see a very robust and long-lived future for the Permian Basin.

Q: Why step into Mozambique LNG rather than a Gulf Coast LNG project given that you already have gas resources in the US? And are you comfortable starting activity at Mozambique LNG with your massive Tengiz expansion still under way?

A: A few things about Mozambique. One, it’s a very high-quality, world-class, tremendous gas resource. It’s different than the Gulf Coast. In the Gulf Coast, you don’t need to have [upstream] gas to build LNG because you have access to pipeline gas. [Mozambique] is an integrated project with a prolific resource in place with a low ultimate cost of production and proximity to growing demand centers in Asia. This is a project that has been well designed and well advanced by the team at Anadarko. They have a high-quality team that has done LNG projects before even though the company has not. During the diligence process, we had projects people, reservoir people, engineers, construction people [and] contract experts all involved in doing diligence on the project and feel confident it is well-prepared, it is economically competitive, and we are supportive of Anadarko’s plans to progress this to a final investment decision potentially before the close of the transaction.

Q: What assets aren’t getting much attention that could be a hidden gem?

A: I think we’ve talked about and highlighted the three that are most prominent. But they’ve done a really nice job high-grading their portfolio. The other assets we haven’t talked about — their DJ [Basin assets] in Colorado are very good, their position in Algeria is nice, their position in Ghana is very good — a positive cash flow, great project there. And then their midstream company [Western Gas] is a nice asset. So they have a number of things outside those first three that we spend most of our time on that we think are all very strong, well-positioned assets.

Q: Major asset sales are expected to follow the deal’s completion, but asset markets are considered weak right now. Could your planned sales include a monetization of the vast mineral holdings held by both companies given that minerals have been one bright spot in terms of market appetite?

A: I don’t want to speculate on where we may see  monetizations at this point. We’ve got some work ahead of us to look at the combined portfolios of the companies and think about how they fit together, and within a disciplined capital allocation frame [decide] which things we’ll be able to support with investment and which things might fit better for someone else. I don’t really want to speculate much at all at this point.

Q: How does this acquisition fit within the energy transition story? Do you see the heavy weighting of short-cycle oil and LNG in Anadarko’s portfolio as advantaged in the event that demand for oil — and oil prices — decline?

A: I think demand for our products is going to be there for decades to come. Any forecast you look at suggests that. We believe that we need to have cost-competitive supply in a world that has plenty of resources, and this satisfies that. We also believe that the world will increasingly be looking to gas, partially for power generation. It’s very consistent with [balancing] current and future energy needs in the world that really demands affordable, reliable and even-cleaner energy.

Q: Does the expansion of your subsea tieback opportunities in the US Gulf of Mexico via Anadarko impact the development timing of your existing greenfield discoveries? How should we be thinking about Chevron’s future activity in the US offshore?

A: I don’t think it necessarily delays greenfield [developments]. They need to mature and [be competitive with other opportunities in the portfolio] to get funded. So this doesn’t change that. But what it may do is create a more robust queue of tieback opportunities that will compete for funding in addition to the greenfield projects.

Q: What else is important to understand about this merger that we haven’t touched on yet?

A: There is one thing that is very important, and that’s people. One of the things that I’ve learned having been through several major acquisitions over the course of my career is one of the very most important assets that is evident years and decades after a deal like this is done is high-quality people. We have great respect for the people of Anadarko and what they have done, many of them. And we really are looking forward to the chance to bring the culture of the two great companies together and create a work- force that is even stronger.

Q: But given the synergies you are forecasting, certainly there will be layoffs associated with this transaction. Is that fair to assume?

A: In a transaction like this there is some overlap and some redundancies that are inevitable, and we’ll deal with that in a way that is respectful and fair. But the large majority of employees will be part of the new company, and it’s also important to focus on the opportunities for the largest number of people, which I think are going to be very exciting.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.